Exhibit 99.1

21Vianet Announces Pricing of Offering of US$525 million Convertible Senior Notes

BEIJING, January 22, 2021 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral and cloud-neutral data center services provider in China, today announced the pricing of its previously announced offering (the “Notes Offering”) of US$525 million in aggregate principal amount of convertible senior notes due 2026 (the “Notes”). The Company granted the initial purchasers in the Notes Offering a 13-day option to purchase up to an additional US$75 million in aggregate principal amount of the Notes. The Company plans to use the net proceeds from the Notes Offering for expanding data center infrastructure, repaying the Company’s outstanding senior notes due 2021 and other general corporate purposes.

The Notes will not bear regular interest and the principal amount of the Notes will not accrete. The Notes will mature on February 1, 2026, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. When issued, the Notes will be general, unsecured obligations of 21Vianet. The Notes will be convertible into cash, the Company’s American Depositary Shares (the “ADSs”), each currently representing six Class A ordinary shares of the Company, or a combination of cash and ADSs, at the Company’s election. The initial conversion rate of the Notes is 18.3574 ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$54.47 per ADS and represents a conversion premium of approximately 40% above the closing price of the Company’s ADSs on January 21, 2021, which was US$38.91 per ADS). The conversion rate is subject to the adjustment upon the occurrence of certain events under the terms of the Notes.

The Company may not redeem the Notes prior to February 6, 2024, unless certain changes in tax law or related events occur. The Company may redeem the Notes at its option on or after February 6, 2024 and on or prior to the 40th scheduled trading day immediately before the maturity date, subject to certain requirements, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but not including, the optional redemption date.

Holders of the Notes have the right to require the Company to repurchase for cash all of their Notes, or any portion of the principal thereof, on February 1, 2024 or in the event of certain fundamental changes, subject to certain conditions, at a repurchase price or a fundamental change repurchase price, as the case may be, equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but not including, the repurchase date or the fundamental change repurchase date, as the case may be. In addition, following certain corporate events that occur prior to the maturity date or following the Company’s delivery of a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event or such notice of redemption, as the case may be.

The Company expects to close the Notes Offering on or about January 26, 2021, subject to the satisfaction of customary closing conditions.

The Notes have been offered in the United States to persons reasonably believed by the initial purchasers to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Notes, any ADSs deliverable upon conversion of the Notes and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the Notes, and there can be no assurance that the Notes Offering will be completed.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and VPN services to improve the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s internet backbone. 21Vianet operates in more than 20 cities throughout China, servicing a diversified and loyal base of over 6,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the SEC. All information provided in this press release is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.
Rene Jiang
+86 10 8456 2121
IR@21Vianet.com

Julia Jiang
+86 10 8456 2121
IR@21Vianet.com

ICR, Inc.
Xinran Rao
+1 (646) 405-4922
IR@21Vianet.com